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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July , 2022.

Commission File Number 001-39491

EXCELLON RESOURCES INC.

(Translation of registrant’s name into English)

10 KING STREET EAST, SUITE 200 TORONTO, ONTARIO, CANADA M5C 1C3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXCELLON ANNOUNCES NYSE AMERICAN ACCEPTANCE OF PLAN TO REGAIN LISTING COMPLIANCE

Toronto, Ontario – July 14, 2022 – Excellon Resources Inc. (TSX:EXN; NYSE:EXN; and FRA:E4X2) (“Excellon” or the “Company”) is pleased to announce that the NYSE American LLC (“NYSE American”) has accepted the Company’s plan to regain compliance with the continued listing standards set forth in Sections 1003(a)(i-iii) of the NYSE American Company Guide (the “Company Guide”). Excellon submitted its plan on May 31, 2022, and has been granted a plan period through October 30, 2023.

As previously reported on May 5, 2022, Excellon was notified by the NYSE American that the Company was not in compliance with the continued listing standards as set forth in Section 1003(a)(i)-(iii) of the Company Guide related to insufficient stockholders’ equity.

This notice has no immediate impact on the listing of the Company’s common stock on the NYSE American. The listing of Excellon’s common stock is being continued during the plan period, during which time NYSE American staff will review the Company periodically for compliance with the initiatives outlined in the plan. If the Company is not in compliance with the continued listing standards by October 30, 2023 or if the Company does not make progress consistent with the plan during the plan period, NYSE American staff may initiate delisting proceedings as appropriate. The Company may appeal a staff delisting determination in accordance with Section 1010 and Part 12 of the Company Guide. The Company’s common stock will also continue to trade on the Toronto Stock Exchange.

Board of Directors Update

Excellon also reports that Anna Ladd-Kruger has been invited to join the Board of Directors of Silvercrest Metals Inc. and will consequently be stepping down from the Board of Excellon on July 31, 2022.

“Anna has been a great contributor to the Company since joining us in 2019, first as CFO, and subsequently as a director,” stated André Fortier, Chair of the Board of Directors. “We wish her the very best in her future endeavours and congratulate her on her appointment to Silvercrest.”

About Excellon

Excellon’s vision is to create wealth by realizing strategic opportunities through discipline and innovation for the benefit of our employees, communities and shareholders. The Company is advancing a precious metals growth pipeline that includes: Kilgore, an advanced gold exploration project in Idaho with strong economics and significant growth and discovery potential; an option on Silver City, a high-grade epithermal silver district in Saxony, Germany with 750 years of mining history and no modern exploration; and Platosa, a high-grade silver mine producing in Mexico since 2005, scheduled to wind-down in Q3 2022, with an 11,000 hectare exploration package on Mexico’s carbonate replacement deposit (CRD) trend. The Company is also actively seeking to capitalize on current market conditions by acquiring undervalued projects.

Additional details on Excellon’s properties are available at www.excellonresources.com.

For Further Information, Please Contact:

Excellon Resources Inc.

Brendan Cahill, President & Chief Executive Officer

(416) 364-1130

info@excellonresources.com

www.excellonresources.com

Forward-Looking Statements

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this Press Release, which has been prepared by management. This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act. Such statements include, without limitation, mineral resources estimates, the future results of operations, performance and achievements of the Company, including potential strategic transactions, the timing, content, cost and results of proposed work programs, the discovery and delineation of mineral deposits/resources/reserves, geological interpretations, proposed production rates, potential mineral recovery processes and rates, business and financing plans, business trends and future operating revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, significant downward variations in the market price of any minerals produced, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. All of the Company’s public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials. This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXCELLON RESOURCES INC.
(Registrant)

Date: July 14, 2022	By:	/s/ Brendan Cahill
President and Chief Executive Officer